UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Texas Pacific Land Trust

(Name of Issuer)

Sub-shares in Certificates of Proprietary Interest

(Title of Class of Securities)

882610108

(CUSIP Number)

Eric L. Oliver c/o SoftVest Advisors, LLC 400 Pine Street, Suite 1010 Abilene, Texas 79601 (325) 677-6177	Allan R. Tessler c/o ART-FGT Family Partnership Limited 2500 Moose-Wilson Road Wilson, Wyoming 83014 (307) 734-2426

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 30, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

 Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 882610108

1	NAME OF REPORTING PERSONS
SoftVest, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
130,500*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
130,500*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
130,500*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.7%

14	TYPE OF REPORTING PERSON
PN

* Excludes the Horizon Shares and Tessler Shares with respect to which SoftVest, L.P. disclaims beneficial ownership.

CUSIP No. 882610108

1	NAME OF REPORTING PERSONS
SoftVest Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
130,500*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
130,500*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
130,500*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.7%

14	TYPE OF REPORTING PERSON
IA

* Excludes the Horizon Shares and Tessler Shares with respect to which SoftVest Advisors, LLC disclaims beneficial ownership.

CUSIP No. 882610108

1	NAME OF REPORTING PERSONS
Eric L. Oliver

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF, PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,700

	8	SHARED VOTING POWER
130,500*

	9	SOLE DISPOSITIVE POWER
2,700

	10	SHARED DISPOSITIVE POWER
130,500*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
133,200*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.7%

14	TYPE OF REPORTING PERSON
IN

* Excludes the Oliver Children Shares, the Tessler Shares and the Horizon Shares with respect to which Mr. Oliver disclaims beneficial ownership.

CUSIP No. 882610108

1	NAME OF REPORTING PERSONS
ART-FGT Family Partners Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Wyoming

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
10,330*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
10,330*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,330*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1%

14	TYPE OF REPORTING PERSON
PN

* Excludes the Horizon Shares and SoftVest Shares, as well as the 1,300 Shares beneficially owned by Tessler Family Limited Partnership, with respect to which ART-FGT Family Partners Limited disclaims beneficial ownership.

CUSIP No. 882610108

1	NAME OF REPORTING PERSONS
Tessler Family Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Wyoming

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,300*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,300*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,300*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1%

14	TYPE OF REPORTING PERSON
PN

* Excludes the Horizon Shares and SoftVest Shares, as well as the 10,330 Shares beneficially owned by ART-FGT Family Partners Limited, with respect to which Tessler Family Limited Partnership disclaims beneficial ownership.

CUSIP No. 882610108

1	NAME OF REPORTING PERSONS
Allan R. Tessler

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
11,630*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
11,630*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,630*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1%

14	TYPE OF REPORTING PERSON
IN

*  Excludes the Horizon Shares and SoftVest Shares with respect to which Mr. Tessler disclaims beneficial ownership.

This Amendment No. 2 to the Schedule 13D (this “Amendment No. 2”) relates to the sub-share certificates of proprietary interests (the “Shares”) of Texas Pacific Land Trust (“TPL”) and amends the Schedule 13D filed on March 15, 2019 as amended by Amendment No. 1 filed on May 28, 2019 (the “Original Schedule 13D” and, together with this Amendment No. 2, the “Schedule 13D”). Capitalized terms used and not defined in this Amendment No. 2 have the meanings set forth in the Original Schedule 13D.

This Amendment No. 2 is being filed by (1) SoftVest Advisors, LLC, a Delaware limited liability company, (2) SoftVest, L.P., a Delaware limited partnership (“SoftVest LP”),  (3) Eric L. Oliver (“Mr. Oliver”), (4) ART-FGT Family Partners Limited, a Wyoming limited partnership (“ART-FGT LP”), (5) Tessler Family Limited Partnership, a Wyoming limited partnership and (6) Allan R. Tessler.

This Amendment No. 2 is being filed to amend Item 4, Item 5, Item 6 and Item 7 of the Schedule 13D as follows:

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is amended by adding the following:

On July 30, 2019, certain of the Reporting Persons (the “Investor Group”) entered into a settlement agreement with TPL, John R. Norris III and David E. Barry (the “Settlement Agreement”) with respect to the previous proxy contest and the pending litigation between the parties.  Pursuant to the Settlement Agreement, the parties have agreed to dismiss the pending litigation captioned Case 3:19-cv-01224-B Texas Pacific Land Trust et al v. Oliver in the U.S. District Court for the Northern District of Texas in Dallas. The Settlement Agreement further provides that TPL’s third trustee position will remain vacant at least until the end of the Restricted Period (as defined in the Settlement Agreement).

As of August 1, 2019, the Conversion Exploration Committee (the “Committee”) will include Murray Stahl, Eric L. Oliver, and Craig Hodges. The Committee will be governed by an amended and restated charter in the form attached as Exhibit A to the Settlement Agreement.

The Committee shall complete its work by December 31, 2019 unless the Committee determines otherwise. All decisions and recommendations of the Committee shall require the affirmative vote of at least five of the seven members. If the Committee recommends a plan of Conversion (as defined in the Settlement Agreement) by the end of the Committee Period (as defined in the Settlement Agreement), the trustees of TPL will have a time period of 30 days following the receipt of such recommendation to decide whether to implement such plan of Conversion.  If the Committee recommends a plan of conversion that provides for the conversion of TPL into, or the creation of, a publicly-traded corporation holding all or substantially all of the assets of TPL and proposes the approval of TPL shareholders, the Investor Group will be required to vote all of the TPL shares beneficially owned by it in favor of such Conversion at a special meeting called therefor by the trustees of TPL.  In connection with the Settlement Agreement, all members of the Committee have agreed to sign a confidentiality agreement in the form attached as Exhibit A to the Committee charter.

The foregoing description of the Settlement Agreement is qualified by the full text of such agreement, which is attached hereto as Exhibit 6 and is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended by adding the following:

As a result of the Cooperation Agreement, Horizon and the Reporting Persons may be deemed to have formed a “group” pursuant to Rule 13d-5(b)(1) promulgated under the Act. The Shares reported in this Schedule 13D do not include security interests owned by Horizon. Horizon has filed a separate amendment to its Schedule 13D reporting beneficial ownership of 1,792,466 Shares (the “Horizon Shares”) representing approximately 23.1% of the outstanding Shares.  This number does not include approximately 22,850 Shares held directly by senior portfolio managers of Horizon and their families. The Reporting Persons assume no responsibility for the information contained in any such Schedule 13D or any amendment thereto.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended by adding the information contained in Item 4 of this Amendment No. 2.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is amended by adding thereto the following:

Exhibit Number	Description of Exhibits

6	Settlement Agreement dated July 30, 2019

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SOFTVEST, LP

By: SoftVest GP I, LLC its general partner
Date: August 1, 2019
	By:	/s/ Eric L. Oliver
		Name:	Eric L. Oliver
		Title:	President

SOFTVEST ADVISORS, LLC

Date: August 1, 2019
	By:	/s/ Eric L. Oliver
		Name:	Eric L. Oliver
		Title:	President

ERIC L. OLIVER

Date: August 1, 2019
	By:	/s/ Eric L. Oliver

ART-FGT FAMILY PARTNERS LIMITED

By: Tessler FMC LLC, its general partner

Date: August 1, 2019
	By:	/s/ Andrea Tessler
		Name:	Andrea Tessler
		Title:	Manager

TESSLER FAMILY LIMITED PARTNERSHIP

By: Apres Vous LLC, its general partner
Date: August 1, 2019
	By:	/s/ Andrea Tessler
		Name:	Andrea Tessler
		Title:	Manager

Allan R. Tessler

Date: August 1, 2019
	By:	/s/ Allan R. Tessler